UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2025. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-268708 & File No. 333-269066) filed with the Commission on December 7, 2022 and December 29, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: 30 October, 2025	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2025. Unless otherwise specified herein, references to "we", "us”, "our”, "Euroseas", "Euroseas Ltd." or " the Company" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on May 15, 2025.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2024 and 2025, and as of December 31, 2024 and June 30, 2025. The selected consolidated statement of comprehensive income, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2024 and 2025.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2024	2025
Statement of Comprehensive Income Data (All amounts expressed in U.S. Dollars)
Time charter revenue	108,583,615	116,793,645
Commissions	(3,140,655)	(3,213,831)
Voyage expenses	(783,280)	(493,855)
Vessel operating expenses	(22,508,405)	(23,732,438)
Dry – docking expenses	(7,229,311)	(3,461,428)
Related party management fees	(3,255,269)	(3,908,030)
Vessel depreciation	(12,262,011)	(15,304,021)
General and administrative expenses	(2,368,216)	(3,167,568)
Other operating income	-	120,000
Gain on sale of vessel	5,690,794	10,230,210
Operating income	62,727,262	73,862,684
Other expenses, net	(1,976,530)	(7,086,173)
Net income	60,750,732	66,776,511
Earnings per share – basic	8.77	9.63
Weighted average number of shares outstanding during the period, basic	6,923,331	6,935,298
Earnings per share – diluted	8.71	9.60
Weighted average number of shares outstanding during the period, diluted	6,973,973	6,958,398

	Six Months Ended June 30,
	2024	2025
Cash Flow Data (All amounts expressed in U.S. Dollars)
Net cash provided by operating activities	59,396,331	68,458,904
Net cash used in investing activities	(114,922,837)	(39,176,562)
Net cash provided by financing activities	67,523,299	2,732,906

Balance Sheet Data (All amounts expressed in U.S. Dollars)	December 31, 2024	June 30, 2025
Total current assets	84,706,760	160,431,358
Vessels, net	443,386,898	477,285,311
Advances for vessels under construction	56,924,663	18,092,230
Other non-current assets	6,200,636	6,300,000
Total assets	591,218,957	662,108,899
Total current liabilities	57,169,609	50,020,482
Total long-term liabilities	171,099,516	209,108,379
Long term debt, including current portion	205,403,918	227,368,875
Total liabilities	228,269,125	259,128,861
Total shareholders' equity	362,949,832	402,980,038

	Six Months Ended June 30,
	2024	2025
Other Fleet Data (1)
Number of vessels	20.43	22.83
Calendar days	3,720.0	4,133.0
Available days	3,620.7	4,103.2
Voyage days	3,613.1	4,085.3
Utilization Rate (percent)	99.8%	99.6%

(In U.S. dollars per day per vessel)
Time charter equivalent rate (2)	29,836	28,468
Vessel operating expenses	6,051	5,742
Related party management fees	875	946
General and administrative expenses	637	766
Total vessel operating expenses excluding drydocking expenses (3)	7,563	7,454
Drydocking expenses	1,943	838

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2024 (“Item 5A-Operating Results.”) filed on May 15, 2025.

(2) Time charter equivalent rate, or average TCE rate, is a measure of the average daily net revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, net of voyage expenses, or time charter equivalent revenues, or TCE revenues, by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because we believe it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2024). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

(3) We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by calendar days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of comprehensive income and our calculation of average TCE for the periods presented.

	Six Months Ended June 30
(In U.S. dollars, except for voyage days and average TCE which is expressed in U.S. dollars per day)	2024	2025
Time charter revenue	108,583,615	116,793,645
Voyage expenses, net	(783,280)	(493,855)
Time Charter Equivalent or TCE Revenues	107,800,335	116,299,790
Voyage days	3,613.1	4,085.3
Average TCE	29,836	28,468

Six months ended June 30, 2025 compared to six months ended June 30, 2024.

Time charter revenue. Time charter revenue for the six-month period ended June 30, 2025 was $116.8 million, increased compared to the same period in 2024 during which time charter revenue amounted to $108.6 million. The increase in time charter revenue was mainly due to the increased average number of vessels operating in the first six months of 2025 compared to the same period of 2024. While employed, our vessels generated an average TCE rate of $28,468 per day per vessel in the first six months of 2025, compared to $29,836 per day per vessel for the same period in 2024 (see calculation in the table above). An average of 22.83 vessels operated in the six months of 2025 for a total of 4,133 calendar days as compared to an average of 20.43 vessels during the same period in 2024 or 3,720 calendar days, a 11.1% increase in terms of calendar days. Our voyage days, reflecting the number of days our fleet earned revenue, increased by 13.1% to 4,085.3 days in the first six months of 2025 from 3,613.1 days in the same period in 2024. During the first six months of 2025, we had 29.8 scheduled off-hire days, nil commercial off-hire days and 17.9 operational off-hire days compared to 99.3 scheduled off-hire days, 3.7 commercial off-hire and 3.9 operational off-hire days in the first six months of 2024.

Commissions. Commissions for the six-month period ended June 30, 2025 amounted to $3.2 million, at 2.8% of time charter revenues, as compared to $3.1 million for the same period of 2024. The percentage of commissions over revenues was marginally lower in the six month period of 2025 than in the same period of 2024 during which they amounted to 2.9% over revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the six-month period ended June 30, 2025 were $0.5 million compared to $0.8 million for the same period of 2024. Voyage expenses for the six-month period of 2025 related to expenses for repositioning of our vessels between time charters and owners expenses at certain ports. For the same period of 2024 voyage expenses also include bunkers consumption by four of our vessels (M/V “Synergy Antwerp”, M/V “Synergy Oakland”, M/V “Synergy Keelung” and M/V “Marcos V”) during their drydock period partly offset by a gain on bunkers from the sale of M/V “EM Astoria”. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (0.7% and 0.4% in each of the first six months of 2024 and 2025) of charter revenues.

Vessel operating expenses. Vessel operating expenses were $23.7 million during the first six months of 2025 compared to $22.5 million for the same period of 2024. Daily vessel operating expenses decreased between the two periods to $5,742 per day per vessel in the first six months of 2025 compared to $6,051 per day during the same period of 2024, a 5.1% decrease mainly attributable to the significantly lower daily operating costs of the new building vessels delivered to the Company gradually within the past two years.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2025, three of our vessels completed extensive repairs afloat for a total cost of approximately $3.5 million. During the first six months of 2024, four of our vessels completed their special survey with drydock for a total cost of $7.2 million.

Vessel depreciation. Vessel depreciation for the six-month period ended June 30, 2025 was $15.3 million. Comparatively, vessel depreciation for the six-month period ended June 30, 2024 amounted to $12.3 million. This increase was due to the higher average number of vessels operating in the first six months of 2025 compared to the same period of 2024.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first six months of 2025, Eurobulk charged us 840 Euros per day per vessel totaling $3.9 million for the period, or $946 per day per vessel. In the same period of 2024, management fees amounted to $3.3 million, or $875 per day per vessel based on the daily rate per vessel of 810 Euros. The increase in the total management fees is primarily due to the higher number of vessels operating during the first six months of 2025 compared to the same period of 2024 and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros.

Other operating income. During the six-month period ended June 30, 2025, other operating income amounted to $0.12 million, relating to loss of hire insurance received for one of our vessels. No such case existed in the first six months of 2024.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and audit fees, directors’ and officers’ liability insurance, and other miscellaneous corporate expenses. In the first six months of 2025, we incurred a total of $3.2 million of general and administrative expenses, as compared to $2.4 million for the same period of 2024. The increase in the general and administrative expenses is primarily due to increased professional fees and increased costs for our stock incentive plan.

Gain on sale of vessel. The results of the Company for the first half of 2025 include a $10.2 million gain on the sale of M/V “Diamantis” that was completed in January 2025.The results of the Company for the first half of 2024 include a $5.7 million gain on the sale of M/V “EM Astoria” that was completed in June 2024.

Interest and other financing costs. Total interest and other financing costs for the first half of 2025 amounted to $7.9 million. Capitalized interest charged on the cost of our newbuilding program was $0.1 million for the first six months of 2025. For the same period of 2024 interest and other financing costs were $3.9 million. Capitalized interest charged on the cost of our newbuilding program was $2.6 million for the same period of 2024. This increase is due to the increased amount of debt in the current period compared to the same period of 2024. For the six-month period ended June 30, 2025, our weighted average outstanding debt was approximately $243 million compared to a weighted average outstanding debt of approximately $165 million for the six-month period ended June 30, 2024.The weighted average benchmark rate on our bank debt for the six-month period ended June 30, 2025 was 4.4%, while the weighted average margin over the benchmark rate was 2.1% for a total weighted average interest rate of 6.5% per annum as compared to a weighted average benchmark rate for the six month period ended June 30, 2024 of 5.3%, and a weighted average margin over the benchmark rate of 2.3% for a total weighted average interest rate of 7.6% per year.

Gain / (loss) on derivative, net. In the first six months of 2025, the Company recognized a $0.3 million unrealized loss and a $0.1 million realized gain on one interest rate swap, as compared to a $0.8 million unrealized gain and a $0.2 million realized gain on one interest rate swap in the first six months of 2024.

Interest income. Interest income amounted to $1.1 million for the first six months of 2025 compared to $0.9 million interest income for the same period in 2024, mainly as a result of the higher amounts of our fixed deposits.

Net income. As a result of the above, net income for the six months ended June 30, 2025 amounted to $66.8 million compared to a net income of $60.8 million for the same period in 2024.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows, long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and short-term principal payments on outstanding debt, repurchasing common shares under our share repurchase program, funding payments for vessels under construction and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and vessels under construction, debt repayment and payment of cash dividends when declared. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at June 30, 2025 were $112.7 million, an increase of $32.0 million from $80.7 million at December 31, 2024. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

On June 28, 2024, the Company signed two contracts for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the fourth quarter of 2027. The total contracted consideration for these two newbuilding contracts is approximately $120.5 million. For the year ended December 31, 2024 the Company paid $18.1 million, related to shipyard installments for the construction of these two vessels.

As of June 30, 2025, an amount of approximately $102.4 million is payable to the shipbuilding yard until the delivery of the two newbuilding vessels mentioned above $30.1 million of which is due in the period ending June 30, 2027 and $72.3 million is due in the period ending June 30, 2028.

On July 29, 2025, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the second quarter of 2028. The total contracted consideration for these two newbuilding contracts is approximately $118.5 million and it will be gradually paid until the vessels’ delivery in the second quarter of 2028 (see Note 15).

All the payments are guaranteed by the Company. The Company intends to finance the cost of all the abovementioned newbuilding contracts with a combination of own cash and debt.

We believe that our current cash balance and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity needs, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements.

Cash Flows

As of June 30, 2025, we had a working capital surplus of $110.4 million. For the six-month period ended June 30, 2025, we reported a net income of $66.8 million and generated net cash from operating activities of $68.5 million. Our cash balance amounted to $100.5 million and cash in restricted and retention accounts amounted to $12.2 million as of June 30, 2025. Included within this $12.2 million is an amount of $5 million held in an escrow account in relation to the anticipated sale of vessel Marcos V, which was completed on October 20, 2025.

Net cash from operating activities.

Our cash flow surplus generated by operating activities for the six months ended June 30, 2025 was $68.5 million as compared to a cash flow surplus of $59.4 million in the six months ended June 30, 2024.

The major driver of the change of cash flows from operating activities for the period ended June 30, 2025 compared to the period ended June 30, 2024 is the increase in net revenue to $113.6 million for the six-month period ended June 30, 2025 from $105.4 million for the corresponding period in 2024, which was also reflected in our net income (excluding non-cash items) of $71.0 million for the period ended June 30, 2025 compared to a net income (excluding non-cash items) of $65.0 million for the corresponding period in 2024.

Net cash from investing activities.

Net cash flows used in investing activities were $39.2 million for the period ended June 30, 2025, compared to $114.9 million for the same period of 2024. The net decrease in cash flows used in investing activities of $75.7 million in the six month period ended June 30, 2025 compared to the six-month period ended June 30, 2024, is mainly attributable to a decrease of $65.4 million in payments related to vessels under construction, an increase of $2.7 million in the proceeds from vessel sales, a $5.0 million increase in the advances received from a vessel held for sale and a decrease of $2.6 million to the cash paid for vessel improvements.

Net cash from financing activities.

Net cash flows provided by financing activities were $2.7 million for the six months ended June 30, 2025, compared to net cash inflows of $67.5 million for the six months ended June 30, 2024. The net decrease in cash flows provided by financing activities of $64.8 million in the six month period ended June 30, 2025 compared to the six-month period ended June 30, 2024, is mainly attributable to the following: (i) a decrease by $41.2 million in loan proceeds, net of loan arrangement fees paid, (ii) an increase by $12.9 million in debt principal payments, (iii) an increase by $13.1 million in cash retained by a spun off company and (iv) an increase in cash paid for share repurchase by $1.3 million counterbalanced by the decrease in the dividends paid by $3.8 million.

Debt Financing

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2025, we had seven outstanding bank loans and one sale and lease back financing transaction with a combined outstanding balance of $229.4 million. These loans mature between 2027 and 2034. Our long-term debt as of June 30, 2025 comprises debt granted to our vessel-owning subsidiaries with margins over SOFR ranging from 1.80% to 2.295%. A description of our loans as of June 30, 2025 is provided in Note 8 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2025, we are scheduled to repay approximately $21.2 million of the above loans in the following twelve months.

Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2025.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2024	June 30, 2025
Assets
Current assets
Cash and cash equivalents		73,739,504	100,506,369
Trade accounts receivable, net		4,551,077	8,377,337
Other receivables		775,793	1,524,583
Inventories		3,191,140	2,874,205
Restricted cash	4,8	926,823	5,875,206
Prepaid expenses		1,338,031	1,166,344
Derivative		184,392	131,463
Asset held for sale	4	-	39,975,851
Total current assets		84,706,760	160,431,358

Long-term assets
Vessels, net	4	443,386,898	477,285,311
Advances for vessels under construction	3	56,924,663	18,092,230
Restricted cash	8	6,000,000	6,300,000
Derivative	13	200,636	-
Total assets		591,218,957	662,108,899

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	8	36,930,532	20,848,844
Trade accounts payable		5,735,830	3,790,714
Accrued expenses		4,482,282	6,352,179
Accrued dividends		121,030	237,245
Dividends payable		-	4,496,193
Deferred revenues		8,237,629	5,170,434
Due to related company	6	1,662,306	3,948,758
Below market acquired charter associated with asset held for sale	4	-	176,115
Advance received for asset held for sale	4	-	5,000,000
Total current liabilities		57,169,609	50,020,482

Long-term liabilities
Long-term debt, net of current portion	8	168,473,386	206,520,031
Derivative	13	-	88,519
Other non-current liabilities		-	2,499,829
Fair value of below market time charters acquired	5	2,626,130	-
Total long-term liabilities		171,099,516	209,108,379
Total liabilities		228,269,125	259,128,861
Commitments and contingencies	9
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,047,537 and 7,006,612, issued and outstanding)	12	211,426	210,198
Additional paid-in capital		258,887,424	258,605,367
Retained earnings		103,850,982	144,164,473
Total shareholders’ equity		362,949,832	402,980,038
Total liabilities and shareholders’ equity		591,218,957	662,108,899

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2024	2025
Revenues
Time charter revenue		108,583,615	116,793,645
Commissions (including $1,224,513 and $1,366,387, respectively, to related party)	6	(3,140,655)	(3,213,831)
Net revenue		105,442,960	113,579,814

Operating expenses / (income)
Voyage expenses		783,280	493,855
Vessel operating expenses (including $215,640 and $247,728, respectively, to related party)	6	22,508,405	23,732,438
Dry-docking expenses		7,229,311	3,461,428
Vessel depreciation	4	12,262,011	15,304,021
Related party management fees	6	3,255,269	3,908,030
Other operating income	7	-	(120,000)
General and administrative expenses (including $1,125,000 and $1,150,000, respectively, to related party)	6	2,368,216	3,167,568
Gain on sale of vessel (including $100,000 and $131,500, respectively, to related party)	4,6	(5,690,794)	(10,230,210)
Total operating expenses, net		42,715,698	39,717,130
Operating income		62,727,262	73,862,684

Other (expenses) / income
Interest and other financing costs	8	(3,854,370)	(7,877,401)
Gain / (loss) on derivative, net	13	980,707	(229,934)
Foreign exchange gain / (loss)		18,317	(83,562)
Interest income		878,816	1,104,724
Other expenses, net		(1,976,530)	(7,086,173)
Net income		60,750,732	66,776,511
Earnings per share, basic	11	8.77	9.63
Weighted average number of shares outstanding during the period, basic		6,923,331	6,935,298
Earnings per share, diluted	11	8.71	9.60
Weighted average number of shares outstanding during the period, diluted		6,973,973	6,958,398

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	(Accumulated Deficit) / Retained earnings	Total

Balance January 1, 2024	7,014,331	210,430	258,434,237	7,930,542	266,575,209
Net income	-	-	-	60,750,732	60,750,732
Share-based compensation	-	-	711,121	-	711,121
Shares forfeited	(750)	(22)	22	-	-
Dividends declared ($1.20 per share) (Note 12)	-	-	-	(8,416,716)	(8,416,716)
Balance, June 30, 2024	7,013,581	210,408	259,145,380	60,264,558	319,620,346

Balance January 1, 2025	7,047,537	211,426	258,887,424	103,850,982	362,949,832
Net income	-	-	-	66,776,511	66,776,511
Spin-off of Euroholdings Ltd. to shareholders (Note 1)	-	-	-	(17,331,723)	(17,331,723)
Share-based compensation	-	-	1,023,848	-	1,023,848
Repurchase and cancellation of common shares	(40,925)	(1,228)	(1,305,905)	-	(1,307,133)
Dividends declared ($1.30 per share) (Note 12)	-	-	-	(9,131,297)	(9,131,297)
Balance, June 30, 2025	7,006,612	210,198	258,605,367	144,164,473	402,980,038

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2024	2025
Cash flows from operating activities:
Net income	60,750,732	66,776,511
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	12,262,011	15,304,021
Amortization and write off of deferred charges	250,136	276,491
Share-based compensation	711,120	1,023,848
Unrealized (gain) / loss on derivative	(783,028)	342,084
Amortization of fair value of below market time charters acquired	(2,463,552)	(2,450,015)
Gain on sale of vessel	(5,690,794)	(10,230,210)
Changes in operating assets and liabilities	(5,640,294)	(2,583,826)
Net cash provided by operating activities	59,396,331	68,458,904

Cash flows from investing activities:
Cash paid for vessels under construction	(122,008,208)	(56,563,637)
Cash paid for vessel improvements	(3,061,029)	(488,585)
Advance received for vessel held for sale	-	5,000,000
Net proceeds from sale of a vessel	10,146,400	12,875,660
Net cash used in investing activities	(114,922,837)	(39,176,562)

Cash flows from financing activities:
Cash paid for share repurchase	-	(1,307,133)
Dividends paid	(8,309,042)	(4,518,889)
Loan arrangement fees paid	(1,230,894)	(429,000)
Repayment of long-term debt	(16,936,765)	(29,882,531)
Proceeds from long-term debt	94,000,000	52,000,000
Cash retained by Euroholdings Ltd. at spin-off	-	(13,129,541)
Net cash provided by financing activities	67,523,299	2,732,906
Net increase in cash, cash equivalents and restricted cash	11,996,793	32,015,248
Cash, cash equivalents and restricted cash at beginning of period	64,316,298	80,666,327
Cash, cash equivalents and restricted cash at end of period	76,313,091	112,681,575

Cash breakdown
Cash and cash equivalents	69,693,515	100,506,369
Restricted cash, current	19,576	5,875,206
Restricted cash, long term	6,600,000	6,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	76,313,091	112,681,575

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. Euroseas Ltd., through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 6).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 57.8% of the Company’s shares as of June 30, 2025.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on May 15, 2025.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

On January 3, 2025, the Company announced its intent to spin-off the Company’s older three vessels, M/V “Aegean Express”, M/V “Diamantis P” and M/V “Joanna”, into a separate company, Euroholdings Ltd. (“Euroholdings”), which applied for listing on the NASDAQ Capital Market. The Company contributed the three vessel owning companies to Euroholdings on January 8, 2025 in exchange for 100% of the shares of Euroholdings, which it would then distribute to its shareholders upon the spin-off distribution. Shares of Euroholdings Ltd. were distributed on March 17, 2025 (the “Distribution Date”) to shareholders of record of the Company as of March 7, 2025 (the “Record Date”). The Company’s shareholders received one share of common stock of Euroholdings Ltd. for every two and a half shares of common stock of the Company they owned as of the Record Date. Beginning on March 18, 2025, the common shares of Euroholdings Ltd. began trading on NASDAQ under the symbol “EHLD".

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

The transaction was accounted for as a transfer of net assets between entities under common control in accordance with ASC 805-50. Accordingly, the assets and liabilities were transferred at their historical carrying amounts, and no gain or loss was recognized. The assets and liabilities that were transferred to Euroholdings Ltd. on March 17, 2025 at their recorded amounts (no impairment of value was required) were as follows:

March 17, 2025
Cash and cash equivalents	2,318
Due from former parent company (*)	13,129,541
Due from related company	1,266,246
Trade accounts receivable, net	264,305
Prepaid expenses	149,726
Other receivables	49,425
Inventories	207,677
Total current assets	15,069,238
Vessels, net	3,585,027
Total long-term assets	3,585,027
Total assets	18,654,265
Trade accounts payable	495,227
Accrued expenses	483,096
Deferred revenues	344,220
Total current liabilities	1,322,543
Total liabilities	1,322,543
Distribution of net assets of Euroholdings Ltd. to the Company’s shareholders	17,331,722

(*) Subsequent to the Distribution Date and up to March 31, 2025, the Company transferred to a bank account of Euroholdings Ltd the proceeds from the sale of vessel Diamantis amounting to $13,129,541, settling the “Due from former parent company” balance presented above.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”). There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2025.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

3.  Advances for Vessels under Construction

During the six-month period ended June 30, 2025, two newbuilding vessels were delivered to the Company. The total cost of their construction amounting to $94,440,687 was transferred to “Vessels, net” in the unaudited condensed consolidated balance sheet upon their delivery from the shipyard (please refer to Note 4). Advances for vessels under construction as of June 30, 2025 mainly represent progress payments according to the agreements entered into with the shipyard in June 2024 for the construction of two eco-design fuel efficient intermediate containerships, as well as capitalized interest and legal and other costs related to the construction. See Note 9 for the outstanding commitments to the shipyard. The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

Costs
Balance, January 1, 2025	56,924,663
Advances for vessels under construction, capitalized interest and other costs	55,608,254
Transfer to “Vessels, net” (refer Note 4)	(94,440,687)
Balance, June 30, 2025	18,092,230

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2025	527,651,713	(84,264,815)	443,386,898
Depreciation for the period	-	(15,304,021)	(15,304,021)
Newbuilding vessels “Symeon P” and “Dear Panel” delivered during the period	94,440,687	-	94,440,687
Vessel improvements	768,598	-	768,598
Vessel held for sale	(60,044,248)	20,267,702	(39,776,546)
Vessel sale	(5,721,396)	3,076,118	(2,645,278)
Vessels contributed to spin-off (Note 1)	(9,808,854)	6,223,827	(3,585,027)
Balance, June 30, 2025	547,286,500	(70,001,189)	477,285,311

Vessel improvements for the six-month period ended June 30, 2025, mainly refer a number of other energy saving and monitoring devices in fifteen of our vessels. All these installations qualified as vessel improvements and were therefore capitalized.

On January 7, 2025, the Company took delivery of the newbuilding M/V “Dear Panel”, an eco-design fuel efficient feeder containership. The vessel was ordered on May 20, 2022 from Hyundai Mipo Dockyard Co. in South Korea. The total cost for the construction of the vessel amounts to $47,284,892 and is presented within “Vessels, net” in the unaudited condensed consolidated balance sheet.

On January 8, 2025, the Company took delivery of the newbuilding M/V “Symeon P”, an eco-design fuel efficient feeder containership. The vessel was ordered on May 20, 2022 from Hyundai Mipo Dockyard Co. in South Korea. The total cost for the construction of the vessel amounts to $47,155,795 and is presented within “Vessels, net” in the unaudited condensed consolidated balance sheet.

As of June 30, 2025, twelve vessels with a net book value of $356,545,427 are used as collateral under the Company’s loan agreements (see Note 8). Title of ownership is held by the relevant lender for another vessel with a net book value of $44,624,867 to secure the relevant sale and lease back financing transaction (see Note 8). Nine of the Company’s vessels, M/V “Evridiki”, M/V “EM Hydra”, M/V “EM Spetses”, M/V “EM Corfu.”, M/V “Jonathan P”, M/V “Emmanuel P”, M/V “Rena P”, M/V “Marcos V” and M/V “EM Kea” are unencumbered.

Sale of vessel

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net - continued

On January 10, 2025, the Company entered into a memorandum of agreement to sell M/V “Diamantis”, a 30,360 DWT / 2,008 TEU 1998-built feeder container carrier, for further trading, at a gross price of $13.2 million, following a strategy of disposing older vessels and renewing its fleet. The vessel was delivered to her new owners on January 15, 2025. The gain on the sale of the vessel is $10.2 million and is presented in the “Gain on sale of vessel” line in the unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2025.

On May 14, 2025, Marcos Shipping Ltd. signed a memorandum of agreement to sell M/V “Marcos V”, a 72,968 DWT / 6,350 TEU 2005-built intermediate container carrier, for further trading, at a gross price of $50.0 million, following a strategy of disposing older vessels and renewing its fleet. On the date of the agreement, the vessel was classified as held for sale according to the provisions of ASC 360, as all criteria required for this classification were met, at carrying value of $39,776,546, measured at the lower of carrying value and fair value (sale price) less costs to sell. The vessel will be delivered to her new owners at the end of October 2025. As a security for the fulfilment of the agreement, the Company has received a deposit of $5.0 million, representing 10% of the purchase price, in an escrow account. This amount is presented as “Restricted cash, current” in the unaudited condensed consolidated balance sheet.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Fair Value of Below Market Time Charters Acquired

Details of the Company’s fair value of below market acquired time charters acquired are discussed in Note 7 of the Company’s consolidated financial statements, included in the 2024 Annual Report and no change took place in the six-month period ended June 30, 2025, other than the amortization for the period.

Balance, January 1, 2025	2,626,130
Amortization of fair value of below market time charters acquired	2,450,015
Balance, June 30, 2025	176,115

The unamortized balance of this intangible liability as of June 30, 2025 of $176,115 (net of accumulated amortization of $17,515,583) will be amortized by the end of July 2025.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Management Company (see Note 1), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 810 and Euro 840 for the six-month periods ended June 30, 2024 and 2025, respectively, under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $3,255,269 and $3,908,030 in the six-month periods ended June 30, 2024 and 2025, respectively. The MMA was extended on January 1, 2023 for a further five-year term until January 1, 2028. The Company’s MMA with the Management Company provides for an annual adjustment of the daily vessel management fee due to inflation in the Eurozone to take effect January 1 of every year. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of comprehensive income.

In addition to the vessel management services, the Management Company provides executive services to the Company. For each of the six-month periods ended June 30, 2024 and 2025, compensation paid to the Management Company for such additional services to the Company was $1,125,000 and $1,150,000 respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists. As of December 31, 2024 and June 30, 2025, the amount due to related company was $1,662,306 and $3,948,758, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commissions to Eurochart S.A. for chartering services were $1,224,513 and $1,366,387 for the six-month periods ended June 30, 2024 and 2025, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of comprehensive income. Commission to Eurochart amounted to $131,500 for the sale of M/V “Diamantis P” in the six-month period ended June 30, 2025 and $100,000 for the sale of M/V “EM Astoria” in the six-month period ended June 30, 2024, recorded in “Gain on sale of vessel” in the unaudited condensed consolidated statement of comprehensive income.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $69,880 and $145,760 in the first six months of 2024, respectively. In the first six months of 2025, total fees charged by Sentinel and Technomar were $83,532 and $164,196, respectively.  These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

7. Other operating income

For the six-month period ended June 30, 2025, the Company recorded other operating income of $0.12 million that relates to loss of hire insurance for one of our vessels. No such case existed in the six-month period ended June 30, 2024.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

8. Long-Term Debt

This consists of bank loans of the ship-owning companies guaranteed by Euroseas Ltd., as well as a sale and leaseback financing arrangement. Outstanding long-term debt as of December 31, 2024 and June 30, 2025 is as follows:

Borrower	December 31, 2024	June 30, 2025
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	33,750,000	31,250,000
Marcos Shipping Ltd.	10,000,000	-
Rena Shipping Ltd. / Emmanuel Shipping Ltd.	10,250,000	-
Gregos Maritime Ltd.	21,100,000	19,700,000
Terataki Shipping Ltd.	21,200,000	19,600,000
Tender Soul Shipping Ltd.	25,542,415	24,754,884
Leonidas Shipping Ltd. / Dear Panel Shipping Ltd.	21,400,000	46,150,000
Monica Shipowners Ltd. / Stephania Shipping Ltd.	43,875,000	42,750,000
Pepi Shipping Ltd.	20,145,000	19,635,000
Symeon Shipping Ltd.	-	25,540,000
	207,262,415	229,379,884
Less: Current portion	(37,308,115)	(21,248,115)
Long-term portion	169,954,300	208,131,769
Deferred charges, current portion	377,583	399,271
Deferred charges, long-term portion	1,480,914	1,611,738
Long-term debt, current portion net of deferred charges	36,930,532	20,848,844
Long-term debt, long-term portion net of deferred charges	168,473,386	206,520,031

The future annual loan repayments are as follows:

To June 30:
2026	21,248,115
2027	18,098,115
2028	33,973,115
2029	41,598,115
2030	35,273,115
Thereafter	79,189,309
Total	229,379,884

Details of the loans are discussed in Note 9 of our consolidated financial statements for the year ended December 31, 2024 included in the 2024 Annual Report.

During the six months ended June 30, 2025 there were no changes in the Company’s loans and terms other than scheduled payments of $29,882,531 and the following new financing agreements:

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8. Long-Term Debt – continued

On December 16, 2024, the Company signed a loan agreement with Eurobank S.A. for a loan up to the lesser of $26.0 million and 65% of the vessel’s market value for the financing of the delivery instalment of M/V “Symeon P” (Hull No. 4252). The drawdown of $26.0 million took place on January 2, 2025. The loan is payable in twenty-eight consecutive quarterly instalments in the amount of $460,000, with a $13,120,000 balloon payment to be made with the last installment. The interest rate margin is 1.80% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Symeon P", (ii) first assignment of earnings and insurance of M/V "Symeon P" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

On January 28, 2025, the Company amended and restated the loan signed on April 18, 2024 of Leonidas Shipping Ltd. with First-Citizens Bank & Trust Company. Dear Panel Shipping Ltd. was added as an additional borrower to the existing loan and made available a second tranche of $26.0 million with the purpose to finance part of the construction cost of M/V “Dear Panel” (Hull No. 4251). The drawdown of $26.0 million took place on January 29, 2025. The second tranche is payable in 20 quarterly instalments, the first twelve of $650,000 each and the next eight of $275,000 each. A balloon instalment of $16,000,000 will be paid together with the last installment. The interest rate margin for the second tranche is 1.80% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Dear Panel", (ii) first assignment of earnings and insurance of M/V "Dear Panel" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of Euroseas Ltd.
●	a pledge of all the issued shares of each borrower.

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts.

These cash deposits amounted to $6,926,823 and $7,175,206 as of December 31, 2024 and June 30, 2025, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2025, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2024 and 2025 amounted to $3,854,370 and $7,877,401, respectively, after capitalized interest on vessels under construction was recorded for the six-month period ended June 30, 2024 and 2025 of $2,591,847 and $115,788, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

9. Commitments and Contingencies

As of June 30, 2025, future gross minimum revenues under non-cancellable time charter agreements total $393.2 million, $208.5 million of which is due in the period ending June 30, 2026, $114.4 million is due in period ending June 30, 2027, $67.9 million is due in period ending June 30, 2028 and $2.4 million is due in the period ending June 30, 2029. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of June 30, 2025, the Company had under construction two container carriers with a total contracted amount of $120.5 million. As of June 30, 2025 the Company has paid an amount of $18.1 million as part of the instalments of the contracts of the abovementioned vessels, leaving an outstanding amount of approximately $102.4 million, $30.1 million of which is due in the period ending June 30, 2027 and $72.3 million is due in the period ending June 30, 2028. The Company intends to finance these commitments with a combination of own cash and bank debt.

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

10. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2025, and changes during the six-month period ended June 30, 2025, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2025	89,393	33.78
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2024	89,393	33.78

As of June 30, 2025, there was $1,646,691 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.83 years. The share-based compensation recognized relating to the unvested shares was $711,121 and $1,023,848 for the six-month periods ended June 30, 2024 and 2025, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

The unvested shares will accrue dividends as declared which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of June 30, 2025 the unvested restricted shares accrued dividends of $237,245, presented as “Accrued dividends” in the unaudited condensed consolidated balance sheet. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	For the six months ended June 30,
	2024	2025

Net income	60,750,732	66,776,511
Weighted average common shares – outstanding, basic	6,923,331	6,935,298
Basic earnings per share	8.77	9.63

Effect of dilutive securities:
Dilutive effect of unvested shares	50,642	23,100
Weighted average common shares – outstanding, diluted	6,973,973	6,958,398
Diluted earnings per share	8.71	9.60

For the six-month periods ended June 30, 2024 and 2025, the denominator of the diluted earnings per share calculation includes 50,642 and 23,100 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Common shares and Additional paid-in capital

On May 23, 2022, the Company announced that its Board of Directors has approved a share repurchase program (“the Share Repurchase Program”) for up to a total of $20 million of the Company's common stock. The Board would review the program after a period of 12 months. This period was extended in each of May 2023, 2024 and 2025 for an additional period of 12 months. To date, about $10.5 million has been used to repurchase 466,374 shares of the Company. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.

During the six months ended June 30, 2024, the Company did not repurchase any shares in the open market under the Share Repurchase Program. During the six months ended June 30, 2025, the Company repurchased 40,925 common shares under the Share Repurchase Program in open market transactions for an aggregate consideration of approximately $1.3 million. The repurchased shares were cancelled and removed from the Company’s share capital.

The Company declared a cash dividend of $0.60 per common share in each of February and May 2024, totalling $8.4 million. The $8.31 million were paid within the six-month period and another $0.11 million were accrued, relating to dividends of unvested restricted shares. In the first six months of 2025, the Company declared a cash dividend of $0.65 per common share in each of February and June 2025, totalling $9.13 million. The $4.52 million were paid within the six-month period. As of June 30, 2025, $4.50 million of dividends were payable and subsequently settled in July 2025, and $0.24 million were accrued related to dividends on unvested restricted shares.

13. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivative. The principal financial liabilities of the Company consist of long-term debt, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term debt issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “Gain / (loss) on derivative, net” in the unaudited condensed consolidated statements of comprehensive income. As of June 30, 2025, the Company had one open swap contract for a notional amount of $20.0 million and hence, the Company is exposed to increases in interest rates on the remaining amount of its interest-bearing debt.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash, trade accounts receivable and derivative. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash, trade accounts receivable, trade accounts payable and amount due to related company approximate their individual carrying amounts as of December 31, 2024 and June 30, 2025, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term debt, bearing interest at variable interest rates approximate their recorded values as of June 30, 2025, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the financing arrangements and hence fair value of the long-term debt is considered Level 2 item in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based SOFR swap rates. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2024
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	Derivative, Current assets	$184,392	-	$184,392	-
Interest rate swap contract, long-term portion	Derivative, Long-term assets	$200,636	-	$200,636	-

	Fair Value Measurement as of June 30, 2025
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	Derivative, Current assets	$131,463	-	$131,463	-
Liabilities:
Interest rate swap contract, long-term portion	Derivative, Long-term liabilities	$88,519	-	$88,519	-

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

13. Financial Instruments - continued

Fair value of financial instruments - continued

The amount of Gain / (loss) on derivative, net recognized in the unaudited condensed consolidated statements of comprehensive income, is analyzed as follows:

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
Interest rate swap contract– Unrealized gain / (loss)	Gain / (loss) on derivative, net	783,028	(342,084)
Interest rate swap contract - Realized gain	Gain / (loss) on derivative, net	197,679	112,150
Total gain / (loss) on derivative		980,707	(229,934)

14. Segment reporting

The Company reports financial information and evaluates its operations and operating results by total consolidated net income and not by the type of vessel, length of vessel employment, customer or type of charter. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, the Company’s management, including its Chief Executive Officer, Mr. Aristides J. Pittas, who is the chief operating decision maker (“CODM”), does not use discrete financial information to evaluate the operating results for each such type of charter or vessel, but is instead regularly provided with only the consolidated expenses as noted on the face of the unaudited condensed consolidated statements of comprehensive income. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating container carriers. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

15. Subsequent Events

The following event occurred after June 30, 2025:

1.

On July 29, 2025, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the second quarter of 2028. The total contracted consideration for these two newbuilding contracts is approximately $118.5 million.

2.	In August 2025, the Company declared a dividend of $0.70 per share of common stock, which was paid on September 22, 2025, to holders of record on September 9, 2025.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

15. Subsequent Events - continued

3.	On May 14, 2025, Marcos Shipping Ltd. signed a memorandum of agreement to sell M/V “Marcos V”, a 6,350 TEU 2005-built Intermediate container carrier, for further trading, at a gross price of approximately $50 million. The vessel was delivered to her new owners on October 20, 2025. The gain on the sale of the vessel is approximately $10.2 million.